UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 2)*

International Tower Hill Mines Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

46050R102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46050R102

1.	Names of Reporting Persons Electrum Strategic Opportunities Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,613,581 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,613,581 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,613,581 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.17% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)	Electrum Strategic Opportunities Fund II L.P. (the “Fund”) directly holds 27,613,581 common shares, no par value (“Common Shares”), of International Tower Hill Mines Ltd. (the “Issuer”). The Fund disclaims beneficial ownership of the reported Common Shares except to the extent of its pecuniary interest therein.
(2)	Based on 194,908,184 Common Shares outstanding on October 30, 2020, as set forth in the Issuer’s Annual Report on Form 10-Q filed with the United States Securities and Exchange Commission on November 6, 2020 (the “Form 10-Q”).

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CUSIP No. 46050R102

1.	Names of Reporting Persons Electrum Strategic Opportunities Fund II GP L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,613,581 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,613,581 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,613,581 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.17% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)	The Fund directly holds 27,613,581 Common Shares. Electrum Strategic Opportunities Fund II GP L.P. (the “Fund GP”) is the general partner of the Fund. Therefore, the Fund GP may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 27,613,581 Common Shares. The Fund GP disclaims beneficial ownership of the reported Common Shares except to the extent of its pecuniary interest therein.
(2)	Based on 194,908,184 Common Shares outstanding on October 30, 2020, as set forth in the Form 10-Q.

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CUSIP No. 46050R102

1.	Names of Reporting Persons ESOF II GP Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,613,581 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,613,581 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,613,581 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.17% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	The Fund directly holds 27,613,581 Common Shares. The Fund GP is the general partner of the Fund, and ESOF II GP Ltd. (“ESOF II GP”) is the general partner of the Fund GP. Therefore, ESOF II GP may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 27,613,581 Common Shares. ESOF II GP disclaims beneficial ownership of the reported Common Shares except to the extent of its pecuniary interest therein.
(2)	Based on 194,908,184 Common Shares outstanding on October 30, 2020, as set forth in the Form 10-Q.

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CUSIP No. 46050R102

1.	Names of Reporting Persons The Electrum Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,613,581 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,613,581 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,613,581 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.17% (2)

12.	Type of Reporting Person (See Instructions) IA

(1)	The Fund directly holds 27,613,581 Common Shares. The Electrum Group LLC (“TEG Services”) is the registered investment advisor to the Fund. Therefore, TEG Services may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 27,613,581 Common Shares. TEG Services disclaims beneficial ownership of the reported Common Shares except to the extent of its pecuniary interest therein.
(2)	Based on 194,908,184 Common Shares outstanding on October 30, 2020, as set forth in the Form 10-Q.

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Item 1.
(a)	Name of Issuer International Tower Hill Mines Ltd. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 1177 West Hastings Street, Suite 2300 Vancouver, British Columbia Canada

Item 2.
(a)	Names of Persons Filing This Schedule 13G is being filed jointly by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Electrum Strategic Opportunities Fund II L.P. (the “Fund”)
(ii)	Electrum Strategic Opportunities Fund II GP L.P. (the “Fund GP”)
(iii)	ESOF II GP Ltd. (“ESOF II GP”)
(iv)	The Electrum Group LLC (“TEG Services”)

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business and principal office of each of the Fund, the Fund GP, ESOF II GP and TEG Services is C/O The Electrum Group LLC, 535 Madison Avenue, 12th Floor, New York, New York 10022

(c)	Citizenship

(i)	The Fund is a Cayman Islands exempted limited partnership
(ii)	The Fund GP is a Cayman Islands exempted limited partnership
(iii)	ESOF II GP is a Cayman Islands exempted company limited by shares
(iv)	TEG Services is a New York limited liability company

	(d)	Title of Class of Securities Common Shares, no par value
	(e)	CUSIP Number 46050R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

		[X]	Not applicable.

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

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(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2021
(Date)

Electrum Strategic Opportunities Fund II L.P.

By:	Electrum Strategic Opportunities Fund II GP L.P., its general partner

By:	ESOF II GP Ltd., its general partner

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Authorized Person

Electrum Strategic Opportunities Fund II GP L.P.

By:	ESOF II GP Ltd., its general partner

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Authorized Person

ESOF II GP Ltd.

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Authorized Person

The Electrum Group LLC

By:	/s/ Michael H. Williams
Name:	Michael H. Williams
Title:	Authorized Person

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EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of January 14, 2021, by and among the Reporting Persons.